EXHIBIT 2.2

NOMINEE AGREEMENT

This Nominee Agreement (“Agreement”), dated as of the 21st day of September, 2007, is by and between Newfield Exploration Mid-Continent Inc., a Delaware corporation (“Nominee”) and CEP Mid-Continent LLC, a Delaware limited liability company (“Owner”). Nominee and Owner are sometimes individually referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used herein and not otherwise defined herein have the meanings provided in that certain Purchase and Sale Agreement, dated August 2, 2007, between Nominee, as Seller, and Constellation Energy Partners LLC (“CEP”), as Buyer (the “Purchase and Sale Agreement”).

W I T N E S S E T H

WHEREAS, pursuant to the Purchase and Sale Agreement, Nominee agreed to sell, and CEP agreed to purchase, certain oil and gas properties located in Oklahoma; and

WHEREAS, CEP assigned all of its right, title and interest in, to and under the Purchase and Sale Agreement to Owner; and

WHEREAS, Owner desires that, subject to the terms hereof, Nominee shall hold legal title for the benefit of Owner to the interests to be acquired by Owner pursuant to the Purchase and Sale Agreement in those certain oil and gas leases and related assets more particularly described in Exhibit A attached hereto (the “Designated Properties”); and

WHEREAS, Nominee is willing to hold record title to the Designated Properties for the benefit of Owner, subject to and in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Owner and Nominee hereby agree as follows:

1. Designation of Nominee. Effective upon Closing under (and as defined in) the Purchase and Sale Agreement, Owner hereby designates and appoints Nominee as its agent and nominee for the purpose of holding title to the Designated Properties for the benefit of Owner and thereafter acting with respect to the Designated Properties solely pursuant to Owner’s specific authorization, and Nominee hereby accepts such designation and appointment.

2. Administration of Designated Properties. The authority granted to Nominee in this Agreement does not permit Nominee to exercise any discretion whatsoever in the administration of the Designated Properties, but is intended to provide solely for the Nominee to hold title to the Designated Properties for the benefit of Owner. Owner hereby authorizes Nominee to execute in Nominee’s own name only such division orders, operating agreements, unitization agreements, marketing contracts, releases, reassignments, consents, notices and other documents or instruments which shall from time to time have been approved in writing by Owner, it being agreed that Nominee is expressly authorized by Owner to perform such services as are authorized in that certain Transition Services Agreement between Nominee and Owner of even date herewith (the “TSA”). Nominee shall not pledge, hypothecate, encumber, transfer, assign, or otherwise dispose of any Designated Property without specific written authorization of Owner. Nominee will act promptly upon any specific written authorization from Owner. Except as may be otherwise provided in the TSA, as between Nominee and Owner, Owner shall be responsible for the day to day operation of the Designated Properties and, to the extent that Nominee may be designated as an operator under an operating agreement covering any of the Designated Properties, Nominee shall designate Owner to conduct operations on Nominee’s behalf, and Owner shall accept such designation.

3. Reliance by Third Parties. Nominee’s execution of any instrument relating to a Designated Property shall bind Owner as fully and effectively as if Owner had executed, acknowledged and delivered any such instrument. Such execution by Nominee shall be deemed prima facie evidence of due authorization to execute and deliver such instrument on behalf of Owner, and all persons dealing with Nominee may fully rely on all statements, representations, or other acts taken by Nominee in connection with the Designated Properties as being fully and duly authorized to be made or taken on behalf of Owner.

4. Proceeds. Promptly upon Nominee’s receipt of any proceeds from the sale or other disposition of oil, gas or other minerals produced and saved from the Designated Properties (which shall be sold solely under sale agreements or marketing arrangements that Owner shall have authorized) or any other proceeds otherwise attributable to the Designated Properties, Nominee will transmit such proceeds to Owner, without offset or deduction by Nominee of any kind, accompanied by such statements or other documentation received by Nominee from third parties with respect thereto.

5. Documentation. Nominee will promptly transmit to Owner all documents, instruments and correspondence received by Nominee from any party (other than Owner) relating to or in respect of the Designated Properties. Nominee will maintain accurate and complete files and records with respect to all correspondence, authorizations, notices, instructions, elections, consents, agreements and other actions taken by it with respect to the Designated Properties, included maintaining originals, where available, or copies, of all assignments, agreements, or other instruments entered into or delivered to Nominee with respect to the Designated Properties.

6. Confidentiality. With respect to all non-public information regarding the Designated Properties obtained by Nominee in connection with its performance of its duties hereunder, Nominee shall take such normal and reasonable precautions as may be necessary to keep such information confidential, except that disclosure of information may be made (i) to the extent deemed necessary or desirable by Nominee, in its reasonable judgment, to perform the duties contemplated hereunder; (ii) to the extent expressly permitted by Owner; (iii) as required by applicable law; and (iv) to the extent such information becomes public through no fault of Nominee.

7. Expenses. Owner agrees to reimburse Nominee for all reasonable out-of-pocket expenses incurred by Nominee in connection with its performance of its obligations under this Agreement.

8. Payment Obligations. Nominee shall in no event have any obligation to advance any funds on behalf of the Owner with respect to the Designated Properties. Without limiting the generality of the foregoing, all rentals, royalties and other payments and obligations with respect to the Designated Properties, including, without limitation, cash calls and other obligations arising under applicable joint operating agreements or similar agreements now existing or hereafter entered into relating to the Designated Properties shall be Owner’s obligation and shall be paid directly by Owner to the respective parties designated to receive such payment (or to the depository or agent designated by such obligee).

9. Limitation on Liability. Nominee shall in good faith use all reasonable efforts to diligently execute the Owner’s instructions with respect to the Designated Properties, but absent gross negligence or willful misconduct, Nominee shall have no liability to Owner for any inadvertent error or omission. NOMINEE SHALL NOT BE LIABLE FOR ANY ACT TAKEN IN GOOD FAITH IN RELIANCE ON OWNER’S INSTRUCTIONS WITH RESPECT TO THE DESIGNATED PROPERTIES. This Paragraph shall survive the termination of this Agreement.

10. INDEMNITY. Owner shall defend, indemnify and save and hold Nominee harmless with respect to the Designated Properties as provided in the TSA and Sections 3.3(c) and 7.7 of the Purchase and Sale Agreement; provided, however, that with respect to any Designated Property that is reassigned by Owner to Nominee pursuant to the terms hereof, Owner’s obligation pursuant to Sections 3.3(c) and 7.7 of the Purchase and Sale Agreement to defend, protect, indemnify and hold harmless the Seller Parties shall be limited to Claims (including Claims with respect to environmental matters) which accrue or are attributable to periods between the Effective Time and Owner’s reassignment of the affected Designated Property to Nominee. This Paragraph shall survive the termination of this Agreement.

11. Consents and Termination. Notwithstanding the provisions of Section 9.2(d) of the Purchase and Sale Agreement to the contrary, Owner and Nominee agree as follows with regard to third party Consents which may be applicable to the transactions contemplated in the Purchase and Sale Agreement and which have not been obtained prior to Closing (the “Outstanding Consents”):

a. Nominee shall use diligent, commercially reasonable efforts to obtain the Outstanding Consents within ninety (90) days after Closing (the “Cure Period”). Owner shall reasonably cooperate with Nominee’s efforts to obtain the Outstanding Consents.

b. If within the Cure Period Nominee obtains the Outstanding Consents with respect to one or more of the Designated Properties, Nominee shall promptly execute, acknowledge and deliver to Owner an assignment of legal title thereto, such assignment to be in the form attached as Exhibit C to the Purchase and Sale Agreement. Thereafter, the Designated Properties that are described in such assignment(s) shall no longer be subject to this Agreement. It is agreed that for administrative ease, Nominee may aggregate Designated Properties in one or more assignments, rather than delivering a separate assignment for each Designated Property; provided, however, that Nominee shall promptly deliver assignment(s) to Owner upon Owner’s reasonable request, rather than aggregating all such Designated Properties into a single assignment delivered at the end of the Cure Period.

c. In the event Nominee fails to obtain an Outstanding Consent prior to the expiration of the Cure Period, then Owner may promptly reassign its beneficial interest in the

Designated Properties affected thereby to Nominee, free of all liens and encumbrances arising by, through or under Owner. Within five (5) business days after Owner’s delivery of such assignment, Nominee shall pay to Owner the Refund Amount, as defined below, with respect to the reassigned Designated Properties, such payment to be made by wire transfer of immediately available funds to an account designated by Owner upon written notice to Nominee, and this Agreement shall automatically terminate.

d. As used herein, the “Refund Amount” means, with respect to an affected Designated Property, the Allocated Value of such Designated Property, as set forth in the Purchase and Sale Agreement, plus the amount of Authorized Capital Expenditures, as defined below, paid by Owner with respect to the affected Designated Property, less the Net Proceeds, as defined below, received by Owner with respect to the affected Designated Property.

e. As used herein, “Net Proceeds” means the proceeds received by Owner from the sale or other disposition of hydrocarbons produced from or attributable to the affected Designated Property, together with any other proceeds received by Owner attributable to the affected Designated Property, less royalties, overriding royalties, severance taxes and other burdens on or measured by production of hydrocarbons from the affected Designated Property paid by or on behalf of Owner, and less operating costs and other costs and expenses paid by Owner in connection with the ownership or operation of the affected Designated Property.

f. In the event Owner desires to make capital expenditures with respect to an Designated Property affected by an Outstanding Consent, Owner shall provide written notice to Nominee of the affected Designated Property, the proposed operation or improvement, and the estimated cost therefor, such notice to include a copy of any applicable Authority for Expenditure (“AFE”) for the proposed expense (the “Cap-Ex Notice”). Within five (5) business days after receipt of the Cap-Ex Notice, or within such shorter period as may be necessary to timely respond to a third party proposal, but in no event less than 48 hours, Nominee shall notify Owner whether it approves the proposed capital expenditure. If Nominee approves the proposed expenditure, the expenditure shall be an “Authorized Capital Expenditure” (it being understood and agreed that the AFE or other cost estimate submitted with the Cap-Ex Notice is an estimate only, and Nominee’s approval of the capital expenditure shall include amounts incurred in connection with the approved operation which may exceed the estimated amount). If Nominee does not approve the proposed expenditure, then Owner may promptly reassign the affected Designated Property to Nominee, and Nominee shall pay the Refund Amount with respect to the affected Designated Property to Owner as provided in Paragraph 11(c) above.

g. If prior to the expiration of the Cure Period, the holder of an Outstanding Consent threatens claims against any of the Parties arising from the failure to obtain such third party’s consent to assignment, then Owner may reassign the Designated Property affected thereby to Nominee, and Nominee shall pay to Owner the Refund Amount with respect to the affected Designated Property, as provided in Paragraph 11(c) above.

12. Notices. All notices hereunder shall be in writing and shall be addressed to the Parties as follows:

If to Nominee:	If to Owner:

Newfield Exploration Mid-Continent Inc.	CEP Mid-Continent LLC
110 West 7th, Suite 1300	One Allen Center
Tulsa, Oklahoma 74119	500 Dallas Street, Suite 3300
Attention: Eric Hillerman	Houston, Texas 77002
Telephone No.: 918-732-1724	Attention: Lisa Mellencamp
Fax No.: 918-732-1783	Telephone No.: 713-369-3900
Fax No.: 713-344-2901

or such other address as any Party may designate to the others in writing as its address for notices hereunder. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such notice is transmitted to the facsimile number specified above and the sender receives a confirmation of transmission from the sending facsimile machine, (ii) if given by e-mail, upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, return email, or other written acknowledgment), (iii) if given by mail, prepaid overnight courier or any other means, when received at the applicable address specified above; provided that if any notice or other communication is received after normal business hours, such notice or communication shall be deemed to have been given on the next business day.

13. Miscellaneous Provisions:

a. Waiver. The delay or failure on the part of any Party to insist in any one instance or more upon strict performance of any of the terms or conditions of this Agreement or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges, nor preclude enforcement of that or any other provision hereof at that or any other time.

b. Entire Agreement. This Agreement constitutes the entire understanding and agreement between Owner and Nominee with respect to the subject matter hereof, and supersedes all prior negotiations, discussions, agreements and understandings relating to the subject matter hereof.

c. Amendment. This Agreement may not be modified, altered or amended except by written instrument duly executed by all of the Parties in writing, and no action or failure to act on the part of any Party hereto shall be construed as a modification or amendment to, or a waiver of, any of the provisions of this Agreement.

d. Severability. Every provision is this Agreement is intended to be severable. If any term, condition, or provision of this Agreement, or any portion thereof, shall ever be held to be void, illegal, invalid or unenforceable by a governmental authority with jurisdiction, then the remainder of this Agreement shall not be affected thereby, and all such other terms, conditions and provisions of this Agreement shall remain valid and enforceable to the fullest extent permitted by law. It is the intent of the Parties that if any provision is held to be illegal, invalid or unenforceable, there will be added in lieu thereof a provision as similar in terms to such provision as is possible to make such provision legal, valid and enforceable.

e. Governing Law. This Agreement shall be governed and construed under the laws of the State of Texas without giving effect to any conflicts of laws provisions that would direct the application of the laws of another jurisdiction.

f. Further Assurances. Each Party agrees to execute and deliver all such additional documents, instruments and assurances and to perform such additional acts as may be necessary or appropriate to effectuate and perform all of the terms and conditions of this Agreement.

g. No Partnership. The obligations, duties and liabilities of the Parties hereunder shall be several and not joint or collective. Nothing contained herein shall ever be construed as creating a partnership of any kind, joint venture, association, or other kind or character of business entity of any kind among the Parties.

h. Headings. Headings in this Agreement are for convenience only and shall not be given any substantive effect.

i. Successors and Assigns. This Agreement shall be binding upon the Parties and shall inure to their respective successors and assigns. No Party shall assign its rights or obligations under this Agreement without the prior written consent of the other Party hereto, which consent may be withheld at any Party’s sole discretion.

j. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date first set forth above.

NOMINEE:

NEWFIELD EXPLORATION MID-CONTINENT INC.

By:	/s/ Sherrell Wilson
Name:	Sherrell Wilson
Title:	Vice-President

OWNER:

CEP MID-CONTINENT LLC

By:	/s/ Angela A. Minas
Name:	Angela A. Minas
Title:	Chief Financial Officer